Filed by Donnelly Corporation
Pursuant to Rule 425 under the Securities Act of
1933, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.

Subject Company: Donnelly Corporation
Commission File Number: 333-96719

This filing relates to a planned merger between Donnelly Corporation (“Donnelly”) and Magna International Inc.'s wholly-owned subsidiary Magna Mirrors Acquisition Corp., pursuant to an Agreement and Plan of Merger, dated as of June 25, 2002 (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form F-4, filed by Magna International Inc. on July 18, 2002 and is incorporated by reference into this filing.

Pursuant to Rule 425 under the Securities Act of 1933, and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Donnelly and Magna International Inc. and its wholly-owned subsidiary Magna Mirrors Acquisition Corp. is filed:

PRESS RELEASE REGARDING
FILING OF CLASS ACTION SUIT

This filing is made to publish a press release issued by Donnelly on August 5, 2002.

RULE 425 STATEMENT

On July 18, 2002, Magna International Inc. filed a Registration Statement on Form F-4 with the SEC containing Donnelly's and Magna's preliminary Prospectus/Proxy Statement in connection with the merger. Investors and security holders of Donnelly are urged to read the preliminary Prospectus/Proxy Statement contained in the Form F-4, the definitive Prospectus/Proxy Statement when it becomes available, the Registration Statement on Form F-4 and any amendments thereto, and any other relevant materials filed by Donnelly or Magna with the SEC because they contain, or will contain, important information about Donnelly, Magna, the merger, the persons soliciting the proxies relating to the merger, thier interests in the transactions and related matters. The definitive Prospectus/Proxy Statement will be sent to the security holders of Donnelly seeking their approval of the proposed Merger. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of these documents may also be obtained by contacting each of the companies as follows:

Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Attention: Executive Vice President, Special Projects and Secretary 905-726-7072	Donnelly Corporation 49 West Third Street Holland, Michigan 49423-2813 Attention: Corporate Secretary 616-786-6080

ADDITIONAL INFORMATION

Donnelly and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Donnelly shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in Donnelly’s most recent definitive Proxy Statement filed with the SEC. This document is available free of charge at the SEC’s website and from Donnelly at the address indicated above.

PRESS RELEASE

Release Date:	August 5, 2002
Contact:	Beverly Snyder Public Relations Manager Donnelly Corporation 616-786-6014	Website: WWW.DONNELLY.COM Exchange: NYSE Symbol: DON

Donnelly Announces Filing of Class Action Lawsuit

HOLLAND, MI – Donnelly Corporation (NYSE: DON) today announced that a complaint has been filed in the Oakland County, Michigan Circuit Court against Donnelly Corporation, its directors, Magna International Inc. and Magna Mirrors Acquisition Corp. The complaint was filed as a purported class action on behalf of holders of Donnelly common stock. The complaint alleges that Donnelly’s board of directors, by entering into the merger agreement, dated as of June 25, 2002, with Magna and a subsidiary of Magna, violated their fiduciary duties to Donnelly shareholders and that Magna aided and abetted such breach. The complaint also alleges that the draft prospectus/proxy statement filed with the Securities and Exchange Commission in connection with the proposed merger fails to provide all material information concerning the proposed transaction. The complaint requests injunctive relief enjoining the consummation of the merger and attorney’s fees. Donnelly believes that plaintiffs’ claims are completely without merit, and intends to defend the action vigorously.

Donnelly is a technology-driven, customer-focused, automotive supplier that has been based in Holland, Michigan, since 1905. Through its various product lines, Donnelly serves every major automotive manufacturer in the world. Donnelly has more than 6,000 employees in 14 countries worldwide. Donnelly has been named by the Society of Automotive Engineers as a model company in lean manufacturing practices, and has been recognized by Automotive Industries Magazine as one of the “Best of the Best” suppliers of suppliers of lighting systems, electronic systems and interior systems. In addition, Donnelly is nationally recognized as a leader in the application of participative management principles and systems. More information on Donnelly is available at the Company’s site on the World Wide Web, at http://www.donnelly.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform act of 1995. Investors are cautioned that any current expectations of the Company, or its management, are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements as a result of various factors including, but not limited to: (a) general economic and currency conditions in the markets in which the Company operates; (b) fluctuation in worldwide or regional automobile and light truck production; (c) changes in practices and/or policies of the Company’s significant customers; (d) uncertainties regarding the outcome of litigation; and (e) other risks and uncertainties.

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